UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Midgie's Good Cream Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

February 2, 2021

Physical Address of Issuer:

4048 Sonoma Highway, #15, Napa, CA 94559, United States

Website of Issuer:

https://rethinkicecream.us

Current Number of Employees:

3 full-time employees.

	Most recent fiscal year-end (2021)*	Prior fiscal year-end (2020)**
Total Assets	$311,131	$270,487
Cash & Cash Equivalents	$88,470	$87,362
Accounts Receivable	$1,054	$23,937
Short-term Debt	$1,744,043	$511,828
Long-term Debt	$70,000	$1,391,716
Revenues/Sales	$701,278	$560,901
Cost of Goods Sold	$366,639	$315,104
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(681,762)	$(873,169)

*Reflects the financials from January 1, 2021 to February 1, 2021 of Midgie's Good Cream LP, the Company's predecessor, and for the Company since inception from February 2, 2021 after conversion to a corporation
**Reflects the financial results of Midgie's Good Cream LP

Table of Contents

March 29, 2022

Midgie's Good Cream Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Midgie's Good Cream Inc., conducting business as ReThink Ice Cream ("**ReThink**," the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://rethinkicecream.us no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/George Haymaker
_____
(Signature)

George Haymaker
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/George Haymaker
_____
(Signature)

George Haymaker
_____
(Name)

Director
_____
(Title)

March 29, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
March 29, 2022

Midgie's Good Cream Inc.

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Midgie's Good Cream Inc., conducting business as ReThink Ice Cream (the "Company"), makes tummy-friendly dairy ice cream, that is also low in sugar, in a variety of unique flavors. The Company is a Delaware corporation, formed on February 2, 2021, upon the conversion from a California limited partnership called Midgie's Good Cream LP, first formed on February 20, 2018. The Company has filed in California to conduct business as "ReThink Ice Cream".

The Company is located at 4048 Sonoma Highway, #15, Napa, CA 94559, United States.

The Company's website is https://rethinkicecream.us.

The Company is headquartered and qualified to conduct business in Delaware. The Company also sells its products through the Internet and throughout the United States and internationally.

The information on the Company available on or through our website is not a part of this Form C-AR

Description of the Business

Midgie's Good Cream Inc., conducting business as ReThink Ice Cream (the "Company"), makes decadent dairy ice cream that is "better for you" and "tummy-friendly." Our dairy ice cream is "tummy-friendly" because it addresses the cause of dairy intolerance, and all other causes of stomach discomfort one might experience when eating ice cream. There are upwards of 100 million people in the U.S. who have some degree of dairy intolerance due to either lactose (milk sugar) or A1 casein protein intolerances. We have addressed both of these by using lactose-free A2/A2 dairy as our milk source, so that anyone who has dairy intolerance would be able to enjoy ReThink Ice Cream without an adverse effect. ReThink Ice Cream is also low in sugar and has a low-glycemic index so it is much safer for diabetics and pre-diabetics to consume. Our dairy ice cream comes in a variety of flavors with unique and interesting ingredients.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development, sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We need to continue as a going concern if our business is to succeed.

Because of our recurring losses and negative cash flows from operations, we may not be able to continue as a going concern in the future. Reasons for our possible failure to continue as a going concern include our historical net losses, limited working capital, requirement to repay short and long term indebtedness and the need for additional financing to implement our business plan. If we are not able to attain profitability in the near future, our financial condition could deteriorate further, which would have a material adverse impact on our business and prospects and result in a significant or complete loss of your investment. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected in 2020 related to the COVID-19 crisis. Conditions have eased in 2021 and 2022. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide basic ingredients for our products.

We depend on these suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide basic ingredients which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be less likely than us to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular basic ingredient.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience material disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and could have a material adverse affect on our business.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We are heavily dependent on our distributors.

In the United States we sell our products to independent distributors for distribution to on-premise locations such as bars, restaurants and sports venues, and for distribution to off-premise retail locations such as grocery and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

In particular, we are dependent on George Haymaker, our Chief Executive Officer. The Company does not have an employment agreement with George Haymaker and there can be no assurance that it will do so or that Mr. Haymaker will continue to be employed by the Company for a particular period of time. The loss of George Haymaker, or a key employee, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both small companies and major companies operating worldwide, including Halo Top, Ben & Jerry's, Rebel Creamery and Oatly. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Midgie's Good Cream Inc., conducting business as ReThink Ice Cream (the "Company"), makes decadent dairy ice cream that is "better for you" and "tummy-friendly." Our dairy ice cream is "tummy-friendly" because it addresses the cause of dairy intolerance, and all other causes of stomach discomfort one might experience when eating ice cream. There are upwards of 100 million people in the U.S. who have some degree of dairy intolerance due to either lactose (milk sugar) or A1 casein protein intolerances. We have addressed both of these by using lactose-free A2/A2 dairy as our milk source, so that anyone who has dairy intolerance would be able to enjoy ReThink Ice Cream without an adverse effect. ReThink Ice Cream is also low in sugar and has a low-glycemic index so it is much safer for diabetics and pre-diabetics to consume. Our dairy ice cream comes in a variety of flavors with unique and interesting ingredients.

Business Plan

Our vision is to be the most loved and consumed better for you ice cream in the world. Our mission is to make the best-tasting and textured better for your dairy ice cream in the market that's available to everyone, no matter their health circumstances. Our business model is to operate with a low overhead, variable cost structure. We don't want to make or distribute our products ourselves, our focus is on growing the brand as quickly as possible. We partner with companies that are experts in those areas, and focus ourselves on branding, marketing, innovation and operational execution. We keep our full-time employee roles to a minimum and contract out a number of key roles to outside contractors. The objective is a low break-even point and on-going profitability to fund the growth of the business.

The Company's Products and/or Services

Product / Service	Description	Current Market
14 oz. Containers	Various flavors using all-natural premium ingredients that are tummy-friendly, low in sugar, diabetic-friendly and infused with protein and collagen.	Retail grocery channels targeting the dairy averse, diabetics and pre-diabetics, and those seeking a general healthy lifestyle
4 oz. Single Serve Cups	Various flavors using all-natural premium ingredients that are tummy-friendly, low in sugar, diabetic-friendly and infused with protein and collagen.	Foodservice outlets like hospitals, corporate cafes, universities, health clubs and grab and go markets.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Product quality, performance, value and packaging are important differentiating factors.

We compete against Halo Top, Ben & Jerry's, Rebel Creamery, and Oatly, among others. The key direct competitors to the Company's business are: (i) Beckon, which is the first premium, lactose-free ice cream that is made from real milk and cream using a lactase enzyme to make it lactose-free; (ii) Rebel, which is the lowest glycemic index ice cream on the market; and (iii) Fairlife, which is ice cream that has a third of the calories or half the fat of traditional ice cream and less sugar.

There are no other dairy ice cream brands that have a complete solution for dairy intolerance, and that resolve all the causes. Beckon, Rebel and Fairlife are all lactose-free, but they do not use A2/A2 dairy, and either have high levels of sugar or use sugar alcohol to sweeten. We aim to fill this void in the marketplace.

Customer Base

We sell our products primarily through the retail grocery channels (we sell our ice cream in over 490 retailers, primarily on the West Coast), and also through foodservice outlets, such as hospitals, corporate cafes and health clubs. Our target consumers are primarily female who care about their family's health and drive the food buying decisions for the home. We also market directly to the diabetic audience.

Supply Chain

The Company is dependent upon certain third party vendors for basic ingredients and the provision of many of its services. In the event its current third-party vendors are unable to provide basic ingredients or services, or any issues arise with its current vendors where a change is required to be made, the Company would, depending upon the product or service, likely suffer a major disruption to its business until a new third party vendor could be sourced and onboarded.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5,651,335	"Re:Think Ice Cream"	Standard Character Mark	February 15, 2018	January 8, 2019	USA
5,702,989	"Ice Cream for a Healthy Lifestyle"	Standard Character Mark	August 8, 2018	March 19, 2019	USA
5,702,990	"Indulgence With Benefits"	Standard Character Mark	August 8, 2018	March 19, 2019	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://rethinkicecream.us domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. We must comply with, among other laws and regulations, various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. Federal, state and local laws and regulations also govern the production and distribution and advertising of food ingredients and various other matters. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
George Haymaker	CEO, CFO, Founder and Director	CEO, CFO, Founder and Director, Midgie's Good Cream Inc., 2018 – Present Responsible for all company functions including sales, operations, and general CEO responsibilities. Operating Partner, Counter Intelligence LLC, 2007 – 2019 Responsible for overseeing operations for this 9-unit Northern California group consisting of The Counter restaurant group	Bucknell University, B.A., Economics, 1983

Biographical Information

George Haymaker: George is the founder of the Company and currently serves as the Company's CEO. Prior to founding the Company in 2018, George served as the operating partner of Counter Intelligence, where he oversaw operations for a nine-unit northern California group consisting of The Counter restaurant concept. Prior to his time at Counter Intelligence, George served as CEO of TGEC Communications. He holds a bachelor's degree in Economics from Bucknell University.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 20,117,640 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). Additionally, the Company has established the 2021 Equity Incentive Plan for which 572,902 shares of Common Stock are authorized for issuance thereunder. As of the filing of this Form C-AR, 19,308,201 shares of Common Stock are issued and outstanding. Additionally, 572,902 shares are available for issuance under the 2021 Equity Incentive Plan.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	19,308,201
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None*
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

* In October 2020, the Company received $20,000 as part of its participation in SKU's DFW Accelerator program. In exchange for the $20,000, SKU received 5% of all issued and outstanding equity in the company on a fully diluted basis. SKU receives anti-dilution rights until the Company has consummated $500,000 in financing of any equity interest or other security representing equity ownership of the Company.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	Crowd Note
Face Value	$123,428
Voting Rights	The holders of Crowd Notes are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $5 million; Discount: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd Notes which may dilute the Security.

Type of security	Convertible Notes
Amount Outstanding	$120,000
Voting Rights	No
Anti-Dilution Rights	None
Material Terms	(1) Automatic conversion upon capital raise of $3 million or more; (2) Discount of 20%; (3) Upon sale, holder shall be paid 1.5x amount outstanding plus interest;
Interest Rate	7%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$102,204
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $5,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Loan from Company Founder and CEO
Creditor	George Haymaker
Amount Outstanding	$300,000
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	Loan is repayable within (1) business day of the Lender providing the Borrower written notice of demand.
Date Entered Into	December 31, 2020, amended November 15, 2022

Type	Redwood Credit Union Bank Loan
Amount Outstanding	$1,218,194
Interest Rate and Amortization Schedule	The interest rate is equal to the prime rate + 2% and is subject to annual adjustment. Monthly payments of $8,677.50 on the 15th of the month.
Description of Collateral	Mortgage of Real Property
Other Material Terms	Interest on this loan will fluctuate. The initial interest rate is 7.50% per year. The borrower must pay a total of 3 payments of interest on the disbursed principal balance beginning one month from the month of initial disbursement on this loan and every month thereafter; payment must be made on the fifteenth calendar day in the months they are due. The SBA has made payments on this loan as part of the Covid assistance programs to small businesses
Maturity Date	November 15, 2039

Type	SBA EIDL Loan
Amount Outstanding	$149,900
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest, of $731.00 Monthly, will begin twelve (12) months from the date of the promissory note. The balance of principal and interest will be payable thirty (30) years from the date of the promissory Note.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	October 6, 2050

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock*	N/A	18,697,440	N/A	February 2, 2021	Section 4(a)(2)
Convertible Notes	$120,000	3	General Working Capital	May 8, 2020; July 17, 2020; August 2, 2021	Section 4(a)(2)
Crowd Note	$123,428	1	Sales and Marketing and General Working Capital	August 9, 2021	Regulation CF
Crowd SAFE (Simple Agreement for Future Equity)	$102,204	219	Sales and Marketing and General Working Capital	February 22, 2022	Reg. CF

*Issued upon conversion of the Company from a California limited partnership to a Delaware corporation

See the sections titled "*Capitalization"* and *"Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
George Haymaker and Kim Haymaker Trust	17,479,210 shares of Common Stock	90.53%

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as Exhibit B, in addition to the following information.

Operations

Midgie's Good Cream Inc., conducting business as ReThink Ice Cream (the "**Company**") was incorporated on February 2, 2021 under the laws of the State of Delaware, and is headquartered in Napa, California. The entity was converted from a California limited partnership called Midgies Good Cream LP, formed on February 20, 2018, to a Delaware corporation on February 2, 2021. The Company has filed in California to conduct business as "ReThink Ice Cream".

The Company has been self-funded to date with owner's equity, an SBA loan and a prior crowdfunding campaign that recently ended. We are seeking to raise capital primarily for marketing to grow sales. This new round of funding (including the recent crowdfunding campaign) will be enough to fund the next year of operations at which time we project to be profitable. Our significant challenges have been to get our product formulation, brand positioning, messaging, and packaging exactly right, which we feel is behind us now. New funds will be primarily used for marketing. The number one priority for us and the quickest path to profitability is to grow sales.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of February 28, 2022, the Company had an aggregate of $86,358 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Liquidity and Capital Resources

In February 2022, the Company completed an offering pursuant to Regulation CF and raised $102,204. The Company previously completed an offering pursuant to Regulation CF in August 2021 and raised $123,428.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as Exhibit B.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent,

<center>19</center>

or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(1) On December 31, 2020, the Company's CEO, George Haymaker, provided an unsecured loan in the amount of $100,000 to the Company. On November 15, 2021, an additional $200,000 unsecured loan was provided by Mr. Haymaker to the Company. See **"Outstanding Debt"** within the section titled "*Capitalization*" for more information about the terms of this loan.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
March 29, 2022

Midgie's Good Cream Inc.

Midgies Good Cream Inc.
Balance Sheet
As of December 31, 2021

		Total
ASSETS		
Current Assets		
Bank Accounts		
1000 BUSINESS CHECKING (XXXXXX0235) (235))		0.00
1002 Mechanics 1225		28,463.14
Chase Checking		60,006.52
Total Bank Accounts	$	**88,469.66**
Accounts Receivable		
1001 Accounts Receivable (A/R)		1,053.55
Total Accounts Receivable	$	**1,053.55**
Other Current Assets		
2000 Ingredient Inventory		0.00
2001 Inventory Asset		144,377.60
2002 Redwood Shared Savings		1,436.21
2004 Undeposited Funds		0.00
Total Other Current Assets	$	**145,813.81**
Total Current Assets	$	**235,337.02**
Fixed Assets		
2005 Equipment		35,016.77
2006 Accumulated Depreciation		-115,104.00
2007 Brand Development - Internet		552.05
2008 Brand Development Consultations		56,325.47
2009 Trademark		1,225.00
2016 Preopening Costs		21,011.00
2017 Legal Fees (Asset)		4,675.00
Accumulated Amortization		-15,829.00
Total Fixed Assets	-$	**12,127.71**
Other Assets		
2011 Auto #2		42,571.04
2012 Automobile Purchase		36,350.42
Rex Creamery		9,000.00
Total Other Assets	$	**87,921.46**
TOTAL ASSETS	$	**311,130.77**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2013 Accounts Payable (A/P)		59,110.32
Total Accounts Payable	$	**59,110.32**
Credit Cards		
2014 Amex 1044		25,231.17

Total Credit Cards	$	25,231.17
Other Current Liabilities		
3000 Payroll Liabilities		0.00
3001 Business Loans		
3001.a Loan Redwood Credit Union		1,207,259.66
Total 3001 Business Loans	$	1,207,259.66
3003 Due to George and Kimberly Haymaker		300,000.00
3003.1 Loan Interest Accrual		1,519.55
Total 3003 Due to George and Kimberly Haymaker	$	301,519.55
3004 Sales Tax Payable		1,022.31
3005 Due to Moresco		0.00
Accrued Expenses		0.00
EIDL Cash Advance		10,000.00
EIDL Loan Payable		139,900.00
PPP Loan Payable		0.00
PPP Loan Payable 2		0.00
Total Other Current Liabilities	$	1,659,701.52
Total Current Liabilities	$	1,744,043.01
Long-Term Liabilities		
Deborah Borlase.		50,000.00
Laurel Lagenour.		20,000.00
Total Long-Term Liabilities	$	70,000.00
Total Liabilities	$	1,814,043.01
Equity		
4000 Opening Balance Equity		16,398.00
4001 George and Kimberly Haymaker		1,141,625.92
4001.1 Distributions		-12,541.57
4002 Retained Earnings		-2,153,075.58
Deborah Borlase		0.00
Laurel Lagenour		0.00
MicroVentures		116,443.00
SKU DFW Track 1, LLC		20,000.00
TLC 10 LLC		50,000.00
Net Income		-681,762.01
Total Equity	-$	1,502,912.24
TOTAL LIABILITIES AND EQUITY	$	311,130.77

Midgies Good Cream Inc.
Profit and Loss
February 2 - December 31, 2021

	Total
Income	
5000 Income	
5000.1 Sales of Product Income	
5000.a Distributor Case	630,195.50
5000.b Off-Invoice Discounts	-12,286.83
Total 5000.a Distributor Case	$ 617,908.67
5000.c Independent Retailer Case	983.40
5000.e Retail Pints and Cups	65,241.61
Total 5000.e Retail Pints and Cups	$ 65,241.61
Total 5000.1 Sales of Product Income	$ 684,133.68
Total 5000 Income	$ 684,133.68
Total Income	$ 684,133.68
Cost of Goods Sold	
6000 Cost of Goods Sold	
6000.1 Base Mix Ingredients	231,904.56
6000.2 Flavoring & Inclusions	102,514.18
6000.3 Packaging	120,420.56
6000.4 Tolling (Pasteurizing & Manufacturing)	159,315.25
6000.5 Freezer Storage	46,237.07
6000.6 Freight	29,484.31
6000.7 Independent Retailer Distribution	202.50
Total 6000 Cost of Goods Sold	$ 690,078.43
6001 Inventory Adjustment	-333,602.38
Total Cost of Goods Sold	$ 356,476.05
Gross Profit	$ 327,657.63
Expenses	
7000 Marketing Expense	
7000.a Broker Fees	31,000.00
7000.b Public Relations	22,660.00
7000.c Product Sampling	1,200.00
7000.d PR & Influencer Samples	14,718.14
7000.e Social Media Content	1,291.43
7000.f Social Media (Advertising)	74,833.13
7000.g Social Media (Account Management)	18,000.00
7000.h Influencer Marketing	2,000.00
7000.i Graphic Design	28,367.97
7000.j Event Fees	23,409.62
7000.m Demos (Supplies)	6,142.09
7000.o Branding and Promo	15,825.91
7000.p Coupon Redemptions	999.00
7000.q Free Fills	86,986.00

7000.r Traditional Marketing		977.14
7000.s Delivery Marketing		1,855.42
Total 7000 Marketing Expense	**$**	**330,265.85**
7001 Labor Expense		
7001.a Corporate Payroll (Salaries)		5,205.00
7001.b Demos (Labor)		13,892.70
7001.c Outside Demo Companies		500.00
7001.d Contractors		56,639.74
7001.f Workers Comp		320.48
7001.g Medical/Dental		7,217.00
7001.i Payroll Taxes		1,815.41
7001.j Payroll Processing Fees		1,679.00
Total 7001 Labor Expense	**$**	**87,269.33**
7002 Office/General Administrative Expenses		
7004 Automobile Expense		
7004.1 Auto		5,835.63
7004.2 Office/Auto Stipend		3,500.00
7004.3 Fuel		11,144.16
7004.4 Parking		214.43
Total 7004 Automobile Expense	**$**	**20,694.22**
7005 Bookkeeping		28,138.75
7007 Dues & subscriptions		4,320.36
7009 Insurance Expense		
7009.2 Insurance - Auto		7,354.29
7009.3 Insurance - Life		1,786.73
7009.4 Insurance - Liability		2,145.66
Total 7009 Insurance Expense	**$**	**11,286.68**
7010 License and Permits		2,262.63
7011 Office Supplies		4,239.31
7012 Printing		2,110.00
7013 Professional Services		
7013.1 Consulting		32,483.00
7013.2 Legal		42,329.87
7013.3 Tax Prep		18,407.38
Total 7013 Professional Services	**$**	**93,220.25**
7015 Travel		
7015.1 Loging		4,672.91
7015.2 Meals and Entertainment		1,580.62
7015.3 Travel		1,584.20
Total 7015 Travel	**$**	**7,837.73**
7016 Website and Online		16,922.51
7017 Rent Expenses		
7017.2 Storage		3,504.48
Total 7017 Rent Expenses	**$**	**3,504.48**
7018 Research and Development		29,129.21
7021 Repairs and Maintenance		742.50
7022 Supplies		6,141.18

7023 Bank Service Charges		631.11
7025 Credit Card Fees		
7025.1 Shopify Fees		243.06
7025.2 Square Fees		503.57
Total 7025 Credit Card Fees	$	**746.63**
7028 Donations		626.82
7029 Equipment Rental		7,281.34
7031 Interest Expense		108,191.16
7033 Shipping		
7033.1 Postage		15,102.88
7033.2 Postage and Shipping Offset		-1,602.43
Total 7033 Shipping	$	**13,500.45**
7036 QuickBooks Payments Fees		177.21
7039 Wholesale Promotional Expenses		
7039.1 Activation Fees		1,250.00
7039.2 Manufacturer Chargeback		49,672.01
7039.3 Early Payment Discount		6,908.01
7039.4 Marketing and Promotional Expenses		7,343.34
7039.5 Spoilage Allowance		1,869.63
Total 7039 Wholesale Promotional Expenses	$	**67,042.99**
Total 7002 Office/General Administrative Expenses	$	**428,747.52**
7042 Delivery Company Comission		3,794.46
Total Expenses	$	**850,077.16**
Net Operating Income		**($522,419.53)**
Other Income		
8000 Dividend Income		2.27
8001 Other Income		20,494.29
8002 PPP Forgiveness Income		252,335.00
8003 Tax-Exempt Income		-72,012.56
Total Other Income	$	**200,819.00**
Other Expenses		
9001 CA Franchise Tax		1,600.00
9004 Product Liquidation		278,990.01
Total Other Expenses	$	**280,590.01**
Net Other Income	-$	**79,771.01**
Net Income		**($602,190.54)**

Midgie's Good Cream LP dba Re:THINK Ice Cream
Profit and Loss
January 1 - February 1, 2021

		Total
Income		
5000 Income		
5000.1 Sales of Product Income		
5000.a Distributor Case		16,884.80
5000.b Off-Invoice Discounts		0.00
Total 5000.a Distributor Case	$	**16,884.80**
5000.e Retail Pints and Cups		259.24
Total 5000.1 Sales of Product Income	$	**17,144.04**
Total 5000 Income	$	**17,144.04**
Total Income	$	**17,144.04**
Cost of Goods Sold		
6000 Cost of Goods Sold		
6000.1 Base Mix Ingredients		12,763.50
6000.2 Flavoring & Inclusions		3,869.36
6000.4 Tolling (Pasteurizing & Manufacturing)		9,317.09
6000.5 Freezer Storage		2,850.53
6000.6 Freight		2,681.91
Total 6000 Cost of Goods Sold	$	**31,482.39**
6001 Inventory Adjustment		-21,319.52
COGS - Other		0.00
Total Cost of Goods Sold	$	**10,162.87**
Gross Profit	$	**6,981.17**
Expenses		
7000 Marketing Expense		
7000.a Broker Fees		1,000.00
7000.c Product Sampling		2,534.00
7000.d PR & Influencer Samples		336.70
7000.f Social Media (Advertising)		5,243.80
7000.g Social Media (Account Management)		6,498.00
7000.i Graphic Design		14,200.00
7000.m Demos (Supplies)		25.85
7000.q Free Fills		3,888.00
Total 7000 Marketing Expense	$	**33,726.35**
7001 Labor Expense		
7001.c Outside Demo Companies		500.00
7001.d Contractors		22,253.65
7001.g Medical/Dental		1,031.00
7001.j Payroll Processing Fees		145.25
Total 7001 Labor Expense	$	**23,929.90**
7002 Office/General Administrative Expenses		
7004 Automobile Expense		

7004.1 Auto		338.23
7004.2 Office/Auto Stipend		500.00
7004.3 Fuel		375.35
Total 7004 Automobile Expense	$	**1,213.58**
7005 Bookkeeping		2,100.00
7007 Dues & subscriptions		359.97
7009 Insurance Expense		
7009.2 Insurance - Auto		1,196.74
7009.3 Insurance - Life		162.43
Total 7009 Insurance Expense	$	**1,359.17**
7010 License and Permits		9.00
7011 Office Supplies		70.31
7013 Professional Services		
7013.1 Consulting		5,498.00
7013.2 Legal		4,355.00
Total 7013 Professional Services	$	**9,853.00**
7015 Travel		
7015.2 Meals and Entertainment		14.90
Total 7015 Travel	$	**14.90**
7016 Website and Online		973.96
7017 Rent Expenses		
7017.2 Storage		783.00
Total 7017 Rent Expenses	$	**783.00**
7022 Supplies		279.39
7023 Bank Service Charges		60.00
7025 Credit Card Fees		
7025.1 Shopify Fees		19.89
Total 7025 Credit Card Fees	$	**19.89**
7026 Delivery and Freight		298.00
7031 Interest Expense		1,486.52
7033 Shipping		
7033.1 Postage		1,069.05
7033.2 Postage and Shipping Offset		35.02
Total 7033 Shipping	$	**1,104.07**
7036 QuickBooks Payments Fees		9.78
7039 Wholesale Promotional Expenses		
7039.1 Activation Fees		600.00
7039.2 Manufacturer Chargeback		6,838.12
7039.3 Early Payment Discount		645.32
7039.4 Marketing and Promotional Expenses		732.92
7039.5 Spoilage Allowance		85.49
Total 7039 Wholesale Promotional Expenses	$	**8,901.85**
Total 7002 Office/General Administrative Expenses	$	**28,896.39**
Total Expenses	$	**86,552.64**
Net Operating Income	-$	**79,571.47**
Net Income	-$	**79,571.47**